1
                                                           Filed Pursuant to
                                                           Rules 424(b)(3)and
                                                            424(c) of the
                                                         Securities Act of 1933
                                                            Registration No.
                                                                 333-38371


                              Prospectus Supplement

                            Supplement to Prospectus
                                      dated
                                 April 30, 1998

                           METRIKA SYSTEMS CORPORATION

                                967,828 Shares of
                                  Common Stock


     This prospectus supplement relates to 967,828 shares of Common Stock, par value $.01 per share, of Metrika Systems Corporation (the "Company"). THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURANCY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. No dealer, salesman, or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. This Prospectus does not constitute any offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.
                          ____________________________

May 19, 1998

                           METRIKA SYSTEMS CORPORATION
                           METRIKA SYSTEMS CORPORATION

                           Consolidated Balance Sheet
                                   (Unaudited)

                                     ASSETS


                                                                                               April 4,         January 3,
(In thousands)                                                                                  1998               1998

Current Assets:
  Cash and cash equivalents (includes $42,497
    and $40,173 under repurchase agreement
    with affiliated company)                                                                 $ 45,347            $ 44,044
  Available-for-sale investments, at quoted
    market value (amortized cost of $6,079
    and $6,231)                                                                                 6,097               6,245
  Accounts receivable, less allowances of
    $913 and $671                                                                              12,567              17,377
  Unbilled contract costs and fees                                                              3,595               2,476
  Inventories:
    Raw materials and supplies                                                                  3,891               4,077
    Work in process                                                                             2,718               2,416
    Finished goods                                                                                861                 652
  Prepaid income taxes and other current
    assets                                                                                      2,692               1,621

                                                                                               77,768              78,908

Property, Plant, and Equipment, at Cost                                                        14,518              14,769
  Less: Accumulated depreciation and
        amortization                                                                            4,562               4,396

                                                                                                9,956              10,373

Other Assets                                                                                      677                 727

Cost in Excess of Net Assets of Acquired
  Companies                                                                                    12,826              12,944

                                                                                             $101,227            $102,952
                                                                                             ========            ========

                          METRIKA SYSTEMS CORPORATION
                                        1
                     Consolidated Balance Sheet (continued)
                                   (Unaudited)

                    Liabilities and Shareholders' Investment


                                                                                           April 4,              January 3,
(In thousands except share amounts)                                                          1998                   1998

Current Liabilities:
  Notes payable and current maturities of
    long-term obligation                                                               $  7,418                  $  9,895
  Accounts payable                                                                        1,946                     2,308
  Accrued payroll and employee benefits                                                   2,099                     2,322
  Accrued income taxes                                                                    3,512                     2,445
  Customer deposits                                                                       2,913                     3,576
  Accrued installation and warranty costs                                                 2,206                     2,132
  Other accrued expenses                                                                  3,994                     4,071
  Due to parent company and affiliated companies                                          4,124                     4,184

                                                                                         28,212                    30,933

Accrued Pension Costs                                                                     4,302                     4,356

Long-term Obligation                                                                      2,979                     3,858

Shareholders' Investment:
  Common stock, $.01 par value, 25,000,000
    shares authorized; 8,267,828 shares
    issued and outstanding                                                                   83                        83
  Capital in excess of par value                                                         58,555                    58,555
  Retained earnings                                                                       7,571                     6,157
  Accumulated other comprehensive items (Note 3)                                           (475)                     (990)

                                                                                         65,734                    63,805

                                                                                       $101,227                  $102,952
                                                                                       ========                  ========

     The accompanying notes are an integral part of these consolidated financial statements.

                       Consolidated Statement of Income
                                   (Unaudited)


                                                                                                    Three Months Ended
                                                                                            April 4,               March 29,
(In thousands except per share amounts)                                                        1998                    1997

Revenues                                                                                    $14,712               $12,592

Costs and Operating Expenses:
  Cost of revenues                                                                            8,174                 7,036
  Selling, general, and administrative expenses                                               3,747                 3,376
  Research and development expenses                                                             992                 1,007

                                                                                             12,913                11,419

Operating Income                                                                              1,799                 1,173
Interest Income                                                                                 691                   220
Interest Expense                                                                               (132)                 (201)

Income Before Provision for Income Taxes                                                      2,358                 1,192
Provision for Income Taxes                                                                      944                   477

Net Income                                                                                  $ 1,414               $   715
                                                                                            =======               =======

Basic and Diluted Earnings per Share (Note 2)                                               $   .17               $   .12
                                                                                            =======               =======

Basic and Diluted Weighted Average Shares
  (Note 2)                                                                                    8,268                 5,968
                                                                                            =======               =======


     The accompanying notes are an integral part of these consolidated financial statements.

                     Consolidated Statement of Cash Flows
                      Consolidated Statement of Cash Flows
                                   (Unaudited)


                                                                                                    Three Months Ended
                                                                                               April 4,       March 29,
(In thousands)                                                                                 1998                1997

Operating Activities:
  Net income                                                                                $ 1,414              $   715
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                                                           402                  421
        Provision for losses on accounts
          receivable                                                                            253                   79
        Other noncash items                                                                     218                   96
        Changes in current accounts, excluding
          the effects of acquisition:
            Accounts receivable                                                               4,442                  652
            Inventories and unbilled contract
              costs and fees                                                                 (1,524)              (2,392)
            Other current assets                                                             (1,075)                (496)
            Accounts payable                                                                   (347)               1,319
            Other current liabilities                                                           251                  407

Net cash provided by operating activities                                                     4,034                  801

Investing Activities:
  Acquisition                                                                                     -               (1,347)
  Purchases of property, plant, and equipment                                                  (101)                (132)
  Other                                                                                           -                   37

Net cash used in investing activities                                                          (101)              (1,442)

Financing Activities:
  Decrease in due to parent company and
    affiliated companies                                                                        (60)              (6,887)
  Increase (decrease) in short-term obligations                                              (2,945)               4,550
  Repayment of long-term obligation                                                            (145)                (169)

Net cash used in financing activities                                                        (3,150)             $(2,506)

Exchange Rate Effect on Cash                                                                    520              $   316

Increase (Decrease) in Cash and Cash
  Equivalents                                                                                 1,303               (2,831)
Cash and Cash Equivalents at Beginning of
  Period                                                                                     44,044               20,229

Cash and Cash Equivalents at End of Period                                                  $45,347              $17,398
                                                                                            =======              =======

     The accompanying notes are an integral part of these consolidated financial statements.



                   Notes to Consolidated Financial Statements

     1. General The interim consolidated financial statements presented have been prepared by Metrika Systems Corporation (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at April 4, 1998, the results of operations for the three-month periods ended April 4, 1998, and March 29, 1997, and the cash flows for the three-month periods ended April 4, 1998, and March 29, 1997. Interim results are not necessarily indicative of results for a full year. The consolidated balance sheet presented as of January 3, 1998, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Registration Statement on Form S-1 (File No. 333-38371), filed with the Securities and Exchange Commission.

2. Earnings per Share
        Basic and diluted earnings per share were calculated as follows:


                                                                                                    Three Months Ended
                                                                                                April 4,            March 29,
(In thousands except per share amounts)                                                          1998                  1997

Net income                                                                                     $1,414               $  715

Weighted average shares                                                                         8,268                5,968

Basic and diluted earnings per share                                                           $  .17               $  .12
                                                                                               ======               ======

     The computation of diluted earnings per share for the three-month period ended April 4, 1998, excludes the effect of assuming the exercise of outstanding stock options because the effect would be antidilutive. As of April 4, 1998, there were 300,700 of such options outstanding, with exercise prices ranging from $15.00 to $15.34 per share.

     3. Comprehensive Income During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represent certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses from available-for-sale investments. During the first quarter of 1998 and 1997, the Company's comprehensive income totaled $1,929,000 and $1,728,000, respectively.

4.      Subsequent Event

     On May 6, 1998, the Company agreed to acquire the stock of Honeywell-Measurex Data Measurement Corporation (DMC), a wholly owned subsidiary of
Honeywell-Measurex,   for  approximately  $29,000,000  in  cash,  subject  to  a post-closing  adjustment.  DMC is a  manufacturer  of  computerized,  noncontact thickness, coating, and other measurement systems for the worldwide web-processing industry. The transaction is subject to the satisfaction of certain closing conditions and receipt of regulatory approvals, including clearance from U.S. and German regulatory authorities. If this transaction is consummated, the Company intends to use internal funds to finance the purchase of the stock of DMC.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" included in the Company's Registration Statement on Form S-1 (File No. 333-38371), filed with the Securities and Exchange Commission.

Overview

     The Company develops, manufactures, and markets on-line process optimization systems that employ proprietary ultrahigh-speed advanced scientific measurement technologies for applications in raw-materials analysis and finished-materials quality control. The Company's on-line raw-material analysis business ("raw-materials business") is a pioneer in the development of process optimization systems that provide real-time, nondestructive analysis of the composition of raw materials in basic-materials production processes, including coal, cement, and minerals. The Company's on-line finished-materials quality control business ("finished-material business") manufactures advanced systems that are used to measure and control parameters such as material thickness, coating thickness, and coating weight in web-type materials, such as metal strip, rubber, and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption, and minimize waste.

Overview (continued)

     The Company intends to supplement its internal growth with strategic acquisitions of complementary businesses. There can be no assurance that such businesses will be available at prices attractive to the Company. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. (Autometrics), a manufacturer and marketer of on-line analysis instruments for the minerals-processing industry. On May 6, 1998, the Company agreed to acquire the stock of Honeywell-Measurex Data Measurement Corporation (DMC), a wholly owned subsidiary of Honeywell- Measurex, a manufacturer of computerized, noncontact thickness, coating, and other measurement systems for the worldwide web-processing industry.

     A significant portion of the Company's sales are of large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1997, approximately 51% of the Company's revenues originated outside the U.S. and approximately 33% of the Company's revenues were exports from the U.S. Sales originating outside the U.S. represent revenues of the Company's finished-materials business. The operations of the finished-materials business are located in Germany, the United Kingdom, and France, and principally sell in their local currencies. Exports from the Company's U.S. operations are denominated in U.S. dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Since the operations of the finished-materials business are conducted in Europe, principally Germany, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's strategy is to expand its finished-materials business in geographic areas outside of Europe with particular emphasis in North America, which in turn may reduce the Company's exposure to European market conditions.

Results of Operations

First Quarter 1998 Compared With First Quarter 1997

     Revenues increased 17% to $14,712,000 in the first quarter of 1998 from $12,592,000 in the first quarter of 1997. Revenues from the Company's existing operations grew by 20% excluding the effect of unfavorable foreign currency translation. Revenues increased by $1,837,000 at the finished-materials business, principally due to an increase in demand, offset in part by the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, which decreased revenues by $427,000. Revenues increased $710,000 at the raw-materials business, primarily due to increased sales in the U.S.

First Quarter 1998 Compared With First Quarter 1997 (continued)

     The gross profit margin was 44% in the first quarter of 1998 and 1997. The gross profit margin at the finished-materials business improved to 41% in 1998 from 39% in 1997 principally due to higher costs incurred in the 1997 period relating to the introduction of new products, and an increase in higher-margin sales in 1998 resulting from the introduction of such new products. The gross profit margin at the raw-materials business decreased to 47% in 1998 from 48% in 1997, primarily as a result of costs incurred relating to the relocation and integration of Autometrics.

     Selling, general, and administrative expenses as a percentage of revenues decreased to 25.5% in the first quarter of 1998 from 26.8% in the first quarter of 1997, primarily due to increased revenues. Research and development expenses remained relatively unchanged at $992,000 in the first quarter of 1998 compared with $1,007,000 in the first quarter of 1997.

     Interest income increased to $691,000 in the first quarter of 1998 from $220,000 in the first quarter of 1997, primarily due to interest earned on the invested net proceeds from the Company's June 1997 initial public offering. Interest expense decreased to $132,000 in the first quarter of 1998 from $201,000 in the first quarter of 1997, principally due to a decrease in short-term borrowings at foreign divisions, as well as a decrease in applicable interest rates.

     The effective tax rate was 40% in the first quarter of 1998 and 1997. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and foreign tax rate and tax law differences.

Liquidity and Capital Resources

     Consolidated working capital was $49,556,000 at April 4, 1998, compared with $47,975,000 at January 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $51,444,000 at April 4, 1998, compared with $50,289,000 at January 3, 1998.

     During the first three months of 1998, $4,034,000 of cash was provided by operating activities. Cash provided by the Company's operating results was improved primarily by a $4,442,000 reduction in accounts receivable, offset in part by a $1,524,000 increase in inventories and unbilled contract costs and fees. The decrease in accounts receivable was principally due to the timing of cash collections. The increase in inventories and unbilled contract costs and fees resulted primarily from the timing of billing on percentage-of- completion contracts.

     During the first quarter of 1998, $101,000 of cash was used for investing activities consisting of expenditures for the purchase of property, plant, and equipment. In the remainder of 1998, the Company plans to make capital expenditures for property, plant, and equipment of approximately $580,000.

Liquidity and Capital Resources (continued)

     On May 6, 1998, the Company agreed to acquire the stock of DMC for approximately $29,000,000 in cash (Note 4). If this transaction is consummated, the Company intends to use internal funds to finance the acquisition.

     During the first quarter of 1998, $3,150,000 of cash was used for financing activities, principally to fund a decrease in short-term borrowings.

     Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument Systems Inc. or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.